

Mail Stop 3720

April 27, 2009

Mr. Randy L. Pearce
Chief Financial Officer
Regis Corporation
7201 Metro Boulevard
Edina, Minnesota 55439

      Re: **Regis Corporation**
             Form 10-K for Fiscal Year Ended June 30, 2008
             Filed August 29, 2008

             Form 10-Q for Fiscal Quarter Ended December 31, 2008
             File No. 1-12725

Dear Mr. Pearce:

      We have reviewed your supplemental response letter dated March 31, 2009 as well as your filing and have the following comments. As noted in our comment letter dated March 3, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended June 30, 2008

Note 3. Acquisitions, Investments in Affiliates and Loans, page 85

Investment in MY Style, page 91

1.   We note your response to prior comment 8. Please address the following items:
- Tell us your consideration of EITF 02-14 in determining that the application of the equity method based on the conversion feature associated with the notes was appropriate.
- Tell us your consideration of EITF 96-19 in determining your accounting treatment of the New Exchangeable Notes which replaced the Original Exchangeable Notes on September 24, 2008. Explain for us why a reduced principal amount is now exchangeable for a greater equity ownership interest in MY Style Co., Ltd.

Mr. Randy L. Pearce
Regis Corporation
April 27, 2009
Page 2

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Note 6. Acquisitions, Investment in and Losses to Affiliates, page 16

2.   Please explain why the carrying value of several of your investments as of June 30, 2008, as listed at page 17, differs from the carrying value disclosed at page 89 in your Form 10-K for the year ended June 30, 2008.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director